Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-7164

Magna announces third quarter and year to date results

AURORA, ON, November 6, 2007 - Magna International Inc. (TSX: MG.A;
NYSE: MGA) today reported financial results for the third quarter and nine months ended September 30, 2007.

    <<
    -------------------------------------------------------------------------
                                   THREE MONTHS ENDED     NINE MONTHS ENDED
                                      SEPTEMBER 30,          SEPTEMBER 30,
                                  --------------------  --------------------
                                       2007       2006       2007       2006
                                  ---------- ---------- ---------- ----------

    Sales                         $   6,077  $   5,424  $  19,231  $  17,812

    Operating income              $     267  $     155  $     949  $     750

    Net income                    $     155  $      94  $     635  $     499

    Diluted earnings per share    $    1.38  $    0.86  $    5.69  $    4.52

    -------------------------------------------------------------------------
            All results are reported in millions of U.S. dollars,
                          except per share figures.
    -------------------------------------------------------------------------
    >>

    THREE MONTHS ENDED SEPTEMBER 30, 2007
    -------------------------------------
    We posted sales of $6.1 billion for the third quarter ended September 30, 2007, an increase of 12% over the third quarter of 2006. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales offset in part by reductions in our complete vehicle assembly sales and our tooling, engineering and other sales.
    During the third quarter of 2007, our North American and European average dollar content per vehicle increased 14% and 22%, respectively, over the third quarter of 2006. In addition, North American vehicle production increased 3% while European vehicle production increased 5%, each compared to the third quarter of 2006.
    Complete vehicle assembly sales decreased 16% to $859 million for the third quarter of 2007 compared to $1.017 billion for the third quarter of 2006, while complete vehicle assembly volumes declined 25% compared to the third quarter of 2006.
    Our operating income was $267 million for the third quarter ended September 30, 2007 compared to $155 million for the third quarter ended September 30, 2006, and we earned net income for the third quarter of 2007 of $155 million compared to $94 million for the third quarter of 2006.
    Diluted earnings per share were $1.38 for the third quarter ended September 30, 2007 compared to $0.86 for the third quarter ended September 30, 2006.
    During the third quarter ended September 30, 2007, we generated cash from operations before changes in non-cash operating assets and liabilities of $300 million, and invested $83 million in non-cash operating assets and liabilities. Total investment activities for the third quarter of 2007 were $319 million, including $174 million in fixed asset additions and a $145 million increase in investments and other assets.

    NINE MONTHS ENDED SEPTEMBER 30, 2007
    ------------------------------------
    We posted sales of $19.2 billion for the nine months ended September 30, 2007, an increase of 8% over the nine months ended September 30, 2006. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales offset in part by reductions in our complete vehicle assembly sales and our tooling, engineering and other sales.
    During the nine months ended September 30, 2007, North American and European average dollar content per vehicle increased 10% and 18%, respectively, each over the comparable nine-month period in 2006. During the nine months ended September 30, 2007, North American vehicle production declined 2% while European vehicle production increased 4%, each in comparison to the nine months ended September 30, 2006.
    Complete vehicle assembly sales decreased 3% to $3.027 billion for the nine months ended September 30, 2007 compared to $3.132 billion for the nine months ended September 30, 2006, while complete vehicle assembly volumes declined 14% compared to the first nine months of 2006.
    Our operating income was $949 million for the nine months ended
September 30, 2007 compared to $750 million for the nine months ended September 30, 2006, and we earned net income of $635 million for the first nine months of 2007 compared to $499 million for the first nine months of 2006.
    Diluted earnings per share were $5.69 for the nine months ended
September 30, 2007 compared to $4.52 for the nine months ended September 30, 2006.
    During the nine months ended September 30, 2007, we generated cash from operations before changes in non-cash operating assets and liabilities of $1.258 billion, and invested $494 million in non-cash operating assets and liabilities. Total investment activities for the first nine months of 2007 were $657 million, including $436 million in fixed asset additions, $46 million to purchase subsidiaries, and a $175 million increase in investments and other assets.
    A more detailed discussion of our consolidated financial results for the third quarter and nine months ended September 30, 2007 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    2007 OUTLOOK
    ------------
    For the full year 2007, we expect consolidated sales to be between $25.0 billion and $26.3 billion, based on full year 2007 light vehicle production volumes of approximately 15.1 million units in North America and approximately 15.8 million units in Europe. Full year 2007 average dollar content per vehicle is expected to be between $845 and $875 in North America and between $410 and $435 in Europe. We expect full year 2007 complete vehicle assembly sales to be between $3.8 billion and $4.1 billion.
    In addition, we expect that full year 2007 spending for fixed assets will be in the range of $775 million to $825 million.
    In our 2007 outlook we have assumed no significant acquisitions or divestitures, and no significant labour disruptions in our principal markets. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

    OTHER MATTERS
    -------------
    Subject to approval by the Toronto Stock Exchange ("TSX") and the New
York Stock Exchange ("NYSE"), our Board of Directors yesterday approved the purchase for cancellation and/or for purposes of our long-term retention (restricted stock) and restricted stock unit programs, up to 9,500,000 of our Class A Subordinate Voting Shares, representing approximately 9.8% of our public float of Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The normal course issuer bid is expected to commence on or about November 12, 2007 and will terminate one year later. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX and the NYSE, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934.
    Our Board of Directors yesterday declared a quarterly dividend of U.S. $0.36 per share with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended September 30, 2007. The dividend is payable on December 14, 2007 to shareholders of record on November 30, 2007.
    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive metal body and chassis systems; powertrain systems; exterior systems; seating systems; interior systems; vision systems; closure systems; roof systems; electronic systems; as well as complete vehicle engineering and assembly.
    We have approximately 83,000 employees in 240 manufacturing operations and 62 product development and engineering centres in 23 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our third quarter results on Tuesday, November 6, 2007 at
    8:00 a.m. EST. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-952-4645. The number for overseas callers is 1-212-231-2903. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Tuesday morning prior to the call.
    -------------------------------------------------------------------------

    FORWARD-LOOKING STATEMENTS
    --------------------------
    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, those related to the strategic alliance with OJC Russian Machines ("Russian Machines"), including: the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; we will be governed by a board of directors on which the Stronach Trust and Russian Machines each, indirectly, have the right to designate an equal number of nominees, in addition to the current co-chief executive officers, with the result that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines for so long as the governance arrangements remain in place between them; our Russian strategy involves making investments and carrying on business and operations in Russia, which will expose us to the political, economic and regulatory risks and uncertainties of that country; the possibility that Russian Machines may exercise its right to withdraw its investment and exit from the governance arrangements in connection with the strategic alliance at any time after two years; the possibility that the Stronach Trust may exercise its right to require Russian Machines to withdraw its investment and exit from such arrangements at any time after three years; and the possibility that Russian Machines' lender may require Russian Machines to withdraw its investment and exit from such arrangements at any time if such lender is entitled to realize on its loan to Russian Machines. In addition to the risks, assumptions and uncertainties related to our relationship with Russian Machines, there are additional risks and uncertainties relating generally to us and our business and affairs, including the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholders, the Stronach Trust and Russian Machines; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    -------------------------------------------------------------------------
    For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
    -------------------------------------------------------------------------

For further information: please contact Louis Tonelli, Vice-President, Investor Relations at (905) 726-7035; For teleconferencing questions, please contact Karin Kaminski at (905) 726-7103.



    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and Financial Position
    -------------------------------------------------------------------------
    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2007 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2006 included in our 2006 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2007 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2006 have been prepared in accordance with Canadian GAAP.
    This MD&A has been prepared as at November 5, 2007.

    OVERVIEW
    -------------------------------------------------------------------------
    We are a leading global supplier of technologically advanced automotive systems, assemblies, modules and components. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia, South America and Africa. Our product capabilities span a number of major automotive areas including: the design, engineering, testing and manufacture of automotive metal body and chassis systems; powertrain systems; exterior systems; seating systems; interior systems; vision systems; closure systems; roof systems; electronic systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at September 30, 2007, we had 240 manufacturing divisions and 62 product development and engineering centres in 23 countries.
    Our operations are segmented on a geographic basis between North America, Europe, and Rest of World (primarily Asia and South America). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

    STRATEGIC INVESTMENT BY RUSSIAN MACHINES
    -------------------------------------------------------------------------
    During the third quarter of 2007, following approval by our Class A and Class B shareholders, we completed the court-approved plan of arrangement (the "Arrangement") whereby OJSC Russian Machines ("Russian Machines"), a wholly owned subsidiary of Basic Element Limited ("Basic Element"), made a major strategic investment in Magna. Russian Machines represents the Machinery Sector of Basic Element, and includes automobile manufacturer GAZ Group, airplane manufacturer Aviacor and train car manufacturer Abakanvagonmash. Basic Element is a diversified holding company founded in 1997 with assets in Russia, countries of the Commonwealth of Independent States, Europe, Africa, South America and Australia.
    In accordance with the Arrangement:

    <<
    -   Russian Machines invested $1.54 billion to indirectly acquire
        20 million Magna Class A Subordinate Voting Shares from treasury.

    - We purchased 217,400 Class B Shares for cancellation, representing all the outstanding Class B Shares, other than those indirectly controlled by the Stronach Trust, for approximately $24 million and the number of votes per each Class B Share was reduced from 500 votes to 300 votes.

    - The Stronach Trust and certain members of our executive management combined their respective shareholdings in Magna (in the case of executive management, a portion of their shareholdings), together with the 20 million Class A Subordinate Voting Shares issued as part of the Arrangement into a new Canadian holding company. At
        September 20, 2007, the new Canadian holding company indirectly held 100% of the outstanding Class B Shares and approximately 71.1% of the votes attached to all the Class A Subordinate Voting Shares and Class B Shares then outstanding.
    >>

    Prior to completion of the Arrangement, as a result of the approval of the Class B Share acquisition by the Minority Class B Shareholders, we caused the conversion of 148,704 Class B Shares held by the MIC Trust and 865714 Ontario Inc., a wholly-owned subsidiary of Magna, into Class A Subordinate Voting Shares.
    On September 20, 2007, we also completed the previously announced substantial issuer bid ("SIB") pursuant to which we purchased for cancellation 11,902,654 Class A Subordinate Voting Shares, representing 9.2% of our issued and outstanding Class A Subordinate Voting Shares for an aggregate purchase price of $1.1 billion.

    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------
    Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. A number of other economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2006, also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries.
    The economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2006, remain substantially unchanged in respect of the nine months ended September 30, 2007, with the exception of the following:

    <<
    - on October 26, 2007, we received a favourable award in a previously disclosed arbitration proceeding involving a steel supplier;

    - as a result of the continued increase in the value of the Canadian dollar relative to the U.S. dollar, our Canadian manufacturing facilities may have greater difficulty competing with facilities located outside Canada; and

    - as a result of the recent UAW agreements with GM and Chrysler and tentative agreement with Ford, there is an increased risk that these customers may in-source production of components, modules or assemblies currently produced by us.
    >>

    Additionally, risks relating to the investment in Magna by Russian Machines are disclosed in our information circular/proxy statement dated July 25, 2007 and incorporated herein by reference.

    HIGHLIGHTS
    -------------------------------------------------------------------------
    During the third quarter of 2007, we reported sales of $6.1 billion, an increase of 12% over the third quarter of 2006. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales, offset in part by reductions in our complete vehicle assembly sales and our tooling, engineering and other sales. During the third quarter of 2007, our North American and European average dollar content per vehicle increased 14% and 22%, respectively, over the third quarter of 2006. In addition, North American and European vehicle production increased 3% and 5%, respectively, over the third quarter of 2006.
    Operating income for the third quarter of 2007 increased 72% or $112 million to $267 million from $155 million for the third quarter of 2006. Excluding the unusual items recorded in the third quarters of 2007 and 2006 (see "Unusual Items" below), operating income for the third quarter of 2007 increased $84 million or 53%. The increase in operating income excluding unusual items was primarily due to additional margins earned on the launch of new programs during or subsequent to the third quarter of 2006, increased margins earned on higher volumes for certain production programs and operational improvements at certain underperforming divisions. These factors were primarily offset by lower margins earned on decreased sales as a result of programs that ended production subsequent to the third quarter of 2006, operational inefficiencies and other costs at certain powertrain and interior facilities, costs incurred at certain facilities in preparation for upcoming launches, the impact of a favourable revaluation of warranty accruals during the third quarter of 2006, higher employee profit sharing and incentive compensation, and incremental customer price concessions.
    Net income for the third quarter of 2007 increased 65% or $61 million to $155 million from $94 million for the third quarter of 2006. Excluding the unusual items recorded in the third quarters of 2007 and 2006 (see "Unusual Items" below), net income for the third quarter of 2007 increased 73% or $72 million. The increase in net income excluding unusual items was a result of the increase in operating income (excluding unusual items) partially offset by higher income taxes (excluding unusual items) due to increased operating income. Income taxes were higher despite the negative impact of an unfavourable tax decision in the third quarter of 2006 (see "Income Taxes" below).
    Diluted earnings per share for the third quarter of 2007 increased 60% or $0.52 to $1.38 from $0.86 for the third quarter of 2006. Excluding the unusual items recorded in the third quarters of 2007 and 2006 (see "Unusual Items" below), diluted earnings per share for the three months ended September 30, 2007 increased 68% or $0.61. The increase in diluted earnings per share is a result of the increase in net income (excluding unusual items) partially offset by an increase in the weighted average number of diluted shares outstanding in the third quarter of 2007 primarily as a result of the
20.0 million Class A Subordinate Voting Shares issued under the Arrangement and on the exercise of stock options during or subsequent to the third quarter of 2006, partially offset by the 11.9 million Class A Subordinate Voting Shares repurchased under the SIB.

    Unusual Items

    During the three months and nine months ended September 30, 2007 and 2006, we recorded certain unusual items as follows:

    <<
                                   2007                       2006
                        -------------------------- --------------------------
                                          Diluted                    Diluted
                                         Earnings   Operat-         Earnings
                      Operating      Net      per      ing      Net      per
                         Income   Income    Share   Income   Income    Share
    -------------------------------------------------------------------------
    Third Quarter
      Restructuring
       charges(1)       $    (8) $    (5) $ (0.05) $    (5) $    (4) $ (0.04)
      Sale of
       facility(2)          (12)      (7)   (0.06)       -        -        -
      Sale of
       property(3)           36       30     0.27        -        -        -
      Foreign
       currency
       gain(3)                7        7     0.06        -        -        -
      Future tax
       charge(3)              -      (40)   (0.35)       -        -        -
    -------------------------------------------------------------------------
    Total third
     quarter unusual
     items                   23      (15)   (0.13)      (5)      (4)   (0.04)
    -------------------------------------------------------------------------

    Second Quarter
      Restructuring
       charges(1)           (14)     (10)   (0.09)     (25)     (18)   (0.16)
      Impairment
       charges(1)           (22)     (14)   (0.12)       -        -        -
      Sale of
       facilities(2)          -        -        -      (17)     (15)   (0.14)
      Future tax
       recovery(3)            -        -        -        -       10     0.09
    -------------------------------------------------------------------------
    Total second quarter
     unusual items          (36)     (24)   (0.21)     (42)     (23)   (0.21)
    -------------------------------------------------------------------------

    First Quarter
      Restructuring
       charges(1)             -        -        -      (10)      (9)   (0.08)
    -------------------------------------------------------------------------
    Total first quarter
     unusual items            -        -        -      (10)      (9)   (0.08)
    -------------------------------------------------------------------------

    Total year to date
     unusual items      $   (13) $   (39) $ (0.35) $   (57) $   (36) $ (0.33)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Restructuring and Impairment Charges

        (a)   For the nine months ended September 30, 2007

              During the third quarter of 2007, we incurred restructuring and rationalization charges of $8 million related to three facilities in North America.

              During the second quarter of 2007, we incurred restructuring and rationalization charges of $10 million related to two facilities in North America and $4 million related to one facility in Europe and recorded an asset impairment of $22 million ($14 million after tax) relating to specific assets at a powertrain facility in the United States.

        (b)   For the nine months ended September 30, 2006

              During the third quarter of 2006, we incurred restructuring and rationalization charges of $4 million related to three facilities in North America and $1 million related to one facility in Europe.

              During the second quarter of 2006, we incurred restructuring and rationalization charges of $25 million. Specifically, we recorded a $17 million charge as a result of an agreement we reached with employees related to rightsizing a powertrain facility in the United States. In addition, we incurred additional restructuring and rationalization charges of $4 million related to two facilities in North America and $4 million related to two facilities in Europe.

              During the first quarter of 2006, we incurred restructuring and rationalization charges of $10 million related primarily to non-contractual termination benefits for employees at an exteriors facility in Belgium.

    (2) Sale of Facilities

        During the third quarter of 2007, we entered into an agreement to sell one underperforming exterior systems facility in Europe. As a result, we incurred a loss on disposition of the facility of $12 million.

        During the second quarter of 2006, we entered into agreements for the sale of two underperforming powertrain facilities. As a result, we incurred losses on disposition of the facilities of $12 million and $5 million in Europe and North America, respectively.

    (3) Other Unusual Items

        During the third quarter of 2007, we disposed of land and building in the United Kingdom and recorded a gain on disposal of $36 million, recorded a $7 million foreign currency gain on the repatriation of funds from Europe and recorded a $40 million charge to future income tax expense as a result of an alternative minimum tax introduced in Mexico that is effective January 1, 2008.

        During the second quarter of 2006 we recorded a $10 million future income tax recovery as a result of a reduction in future income tax rates in Canada.
    >>

    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------
    Accounting Change

    In January 2005, the Canadian Institute of Chartered Accountants approved Handbook Sections 1530, "Comprehensive Income", 3855 "Financial Instruments - Recognition and Measurement", 3861 "Financial Instruments - Disclosure and Presentation", and 3865 "Hedges". We adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, our accounting for financial instruments and hedges complies with U.S. GAAP in all material respects on January 1, 2007.

    Financial Instruments

    Under the new standards, all of our financial assets and financial liabilities are classified as held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Held for trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held to maturity investments are recorded at amortized cost using the effective interest method, and include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements and our investment in asset-backed commercial paper ("ABCP"). Loans and receivables, which include accounts receivable and long-term receivables, accounts payable, accrued salaries and wages, and certain other accrued liabilities are recorded at amortized cost using the effective interest method. We do not currently have any available for sale financial assets.

    Comprehensive Income

    Other comprehensive income includes the unrealized gains and losses on translation of our net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income is presented below net income on the Consolidated Statements of Income and Comprehensive Income. Comprehensive income is composed of our net income and other comprehensive income.
    Accumulated other comprehensive income is a separate component of shareholders' equity, which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

    Hedges

    Previously, under Canadian GAAP derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction. The new standards require that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.
    The impact of this accounting policy change on the consolidated balance sheet as at January 1, 2007 was as follows:

    <<
    Increase in prepaid expenses and other                         $      28
    Increase in other assets                                              17
    Increase in future tax assets                                         14
    -------------------------------------------------------------------------

    Increase in other accrued liabilities                          $      32
    Increase in other long-term liabilities                               17
    Increase in future tax liabilities                                    13
    -------------------------------------------------------------------------

    Decrease in accumulated other comprehensive income             $       3
    -------------------------------------------------------------------------


    Average Foreign Exchange
                                   For the three months  For the nine months
                                    ended September 30,  ended September 30,
                                   --------------------- --------------------
                                     2007   2006 Change   2007   2006 Change
    -------------------------------------------------------------------------

    1 Canadian dollar equals U.S.
     dollars                        0.957  0.893  +  7%  0.908  0.884  +   3%
    1 euro equals U.S. dollars      1.374  1.275  +  8%  1.345  1.246  +   8%
    1 British pound equals U.S.
     dollars                        2.020  1.877  +  8%  1.987  1.820  +   9%
    -------------------------------------------------------------------------
    >>

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and nine months ended September 30, 2007 impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S.
dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    <<
    Sales

                                                For the three months
                                                 ended September 30,
                                                --------------------
                                                    2007       2006   Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes (millions of units)
      North America                                3.558      3.452   +    3%
      Europe                                       3.499      3.336   +    5%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                             $    862   $    756   +   14%
      Europe                                    $    479   $    394   +   22%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                           $  3,068   $  2,610   +   18%
        Europe                                     1,675      1,315   +   27%
        Rest of World                                100         68   +   47%
      Complete Vehicle Assembly                      859      1,017   -   16%
      Tooling, Engineering and Other                 375        414   -    9%
    -------------------------------------------------------------------------
    Total Sales                                 $  6,077   $  5,424   +   12%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    External Production Sales - North America

    External production sales in North America increased 18% or $458 million to $3.068 billion for the third quarter of 2007 compared to $2.610 billion for the third quarter of 2006. This increase in production sales reflects a 14% increase in our North American average dollar content per vehicle combined with a 3% increase in North American vehicle production volumes, each as compared to the third quarter of 2006.
    Our average dollar content per vehicle grew by 14% or $106 to $862 for the third quarter of 2007 compared to $756 for the third quarter of 2006, primarily as a result of:

    <<
    - the launch of new programs during or subsequent to the third quarter of 2006, including:
        -  the Ford Edge and Lincoln MKX;
        -  the Saturn Outlook, GMC Acadia and Buick Enclave;
        -  the BMW X5;
        -  the Jeep Wrangler, Wrangler Unlimited and Patriot;
        -  GM's full-size pickups;
        -  the Dodge Avenger and Chrysler Sebring;
        -  the Ford F-Series SuperDuty; and
        -  the Dodge Nitro;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and
    -   the impact of higher production and/or content on certain programs.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  GM's full-size SUVs;
        -  the Chrysler Pacifica and PT Cruiser;
        -  the Ford Explorer and Mercury Mountaineer;
        -  the Ford Focus; and
        -  the Chrysler 300/300C, Dodge Charger and Magnum;
    - programs that ended production during or subsequent to the third quarter of 2006, including:
        -  the Saturn ION;
        -  the Ford Freestar and Mercury Monterey;
        -  the Buick Rendezvous; and
        -  the Ford Taurus;
    - lower Chrysler minivan production volumes as a result of the change-over to the next-generation vehicle in July 2007 and the related ramp-up period associated with the launch; and
    -   incremental customer price concessions.
    >>

    External Production Sales - Europe

    External production sales in Europe increased 27% or $360 million to $1.675 billion for the third quarter of 2007 compared to $1.315 billion for the third quarter of 2006. This increase in production sales reflects a 22% increase in our European average dollar content per vehicle combined with a 5% increase in European vehicle production volumes for the third quarter of 2007, each as compared to the third quarter of 2006.
    Our average dollar content per vehicle grew by 22% or $85 to $479 for the third quarter of 2007 compared to $394 for the third quarter of 2006, primarily as a result of:

    <<
    - the launch of new programs during or subsequent to the third quarter of 2006, including:
        -  the Mercedes-Benz C-Class;
        -  the MINI Cooper;
        -  the smart fortwo; and
        -  the Land Rover Freelander;
    - an increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar;
    - the acquisition of two facilities from Pressac Investments Limited (the "Pressac acquisition") in January 2007; and
    - increased production and/or content on certain programs, including the Honda Civic.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including the Mercedes-Benz E-Class; and
    -   incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in Rest of World increased 47% or $32 million to $100 million for the third quarter of 2007 compared to $68 million for the third quarter of 2006. The increase in production sales is primarily as a result of:

    - the launch of new programs during or subsequent to the third quarter of 2006 in Korea, China, Brazil and South Africa;
    - increased production and/or content on certain programs in Korea, China and Brazil; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.
    >>

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

    <<
                                               For the three months
                                                ended September 30,
                                               ---------------------
                                                    2007       2006   Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales             $    859   $  1,017   -   16%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz E-Class and
         G-Class, and Saab 93 Convertible         27,542     35,827   -   23%
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300,
        Chrysler Voyager, and Jeep Commander      14,413     20,266   -   29%
    -------------------------------------------------------------------------
                                                  41,955     56,093   -   25%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Complete vehicle assembly sales decreased 16% or $158 million to $859 million for the third quarter of 2007 compared to $1.017 billion for the third quarter of 2006 while assembly volumes decreased 25% or 14,138 units. The decrease in complete vehicle assembly sales was primarily as a result of:

    - the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006, as Mercedes is assembling this vehicle in-house; and
    - a decrease in assembly volumes for the BMW X3 and all vehicles accounted for on a value-added basis.

    These factors were partially offset by:

    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
    - higher assembly volumes for the Saab 9(3) Convertible and the Mercedes-Benz G-Class.

    Tooling, Engineering and Other

    Tooling, engineering and other sales decreased 9% or $39 million to $375 million for the third quarter of 2007 compared to $414 million for the third quarter of 2006.
    In the third quarter of 2007 the major programs for which we recorded tooling, engineering and other sales were:

    -   the Ford F-Series SuperDuty;
    -   the Audi A4;
    -   the Dodge Grand Caravan and Chrysler Town & Country;
    -   GM's full-size pickups; and
    -   the Ford Flex.

    In the third quarter of 2006, the major programs for which we recorded tooling, engineering and other sales were:

    -   GM's full-size pickups and SUVs;
    -   the Ford Escape and Mazda Tribute;
    -   the MINI Cooper;
    -   the Land Rover Range Rover;
    -   the Saturn Outlook, Buick Enclave and GMC Acadia;
    -   the Freightliner P-Class; and
    -   the BMW X3.
    >>

    In addition, tooling, engineering and other sales benefited from the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar.

    Gross Margin

    Gross margin increased 26% or $163 million to $798 million for the third quarter of 2007 compared to $635 million for the third quarter of 2006 and gross margin as a percentage of total sales increased to 13.1% compared to 11.7%.
    The unusual items discussed in the "Highlights" section above negatively impacted gross margin as a percent of total sales by 0.1% in both the third quarter of 2007 and the third quarter of 2006. Excluding these unusual items, the 1.4% increase in gross margin as a percentage of total sales was primarily as a result of:

    <<
    - incremental gross margin earned on new programs that launched during or subsequent to the third quarter of 2006;
    - incremental gross margin earned as a result of increased production volumes for certain programs;
    - the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility which had a lower gross margin than our consolidated average gross margin;
    - productivity and efficiency improvements at certain facilities, including underperforming divisions; and
    -   the decrease in tooling and other sales that earn low or no margins.

    These factors were partially offset by:

    - a favourable revaluation to warranty accruals during the third quarter of 2006, substantially in Europe;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    - operational inefficiencies and other costs at certain facilities, in particular at certain powertrain and interiors facilities in the United States;
    - lower gross margin earned as a result of a decrease in production volumes for certain programs;
    -   higher employee profit sharing; and
    -   incremental customer price concessions.
    >>

    Depreciation and Amortization

    Depreciation and amortization costs increased 15% or $29 million to $220 million for the third quarter of 2007 compared to $191 million for the third quarter of 2006. Excluding the unusual items discussed in the "Highlights" section above, depreciation and amortization increased
$26 million primarily as a result of:

    <<
    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar;
    - an increase in assets employed in the business to support future growth;
    - depreciation and amortization of assets at facilities that launched new programs during or subsequent to the third quarter of 2006;
    - accelerated depreciation on certain program specific assets in North America; and
    - acquisitions completed during or subsequent to the third quarter of 2006 including:
        -  The Pressac acquisition in January 2007; and
        - the Magna Golf Club and Fontana Golf and Sports Club in the third and fourth quarters of 2006, respectively.

    These factors were partially offset by a decrease in assets as a result of impairments recorded in the fourth quarter of 2006.

    Selling, General and Administrative ("SG&A")

    SG&A expenses as a percentage of sales decreased to 5.4% for the third quarter of 2007 compared to 5.5% for the third quarter of 2006. SG&A expenses increased 10% or $31 million to $330 million for the third quarter of 2007 compared to $299 million for the third quarter of 2006. Excluding the unusual items discussed in the "Highlights" section above, SG&A expenses increased by $63 million primarily as a result of:

    - an increase in reported U.S. dollar SG&A due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;
    - higher infrastructure costs to support the increase in sales, including spending related to programs that launched during or subsequent to the third quarter of 2006;
    -   higher employee profit sharing and incentive compensation; and
    - a $7 million write-down of our investments in ABCP as discussed in the "Financing Resources" section below.
    >>

    These factors were partially offset by the sale or disposition of certain facilities during or subsequent to the third quarter of 2006.

    Earnings before Interest and Taxes ("EBIT")(1)

    Our operations are segmented on a geographic basis between North America, Europe and Rest of World. Our success may be impacted by factors which may vary from one region to the next. In particular, EBIT as a percentage of external sales in Europe is lower than in North America primarily as a result of:

    <<
    - our assembly operations in Europe, since margins as a percentage of sales for complete vehicle assembly sales are generally lower than margins earned on production sales due to the high number of purchased components; and
    - margins earned on production sales in Europe are generally lower than margins earned in North America.

                                               For the three months
                                                ended September 30,
                                               ---------------------
                                                    2007       2006   Change
    -------------------------------------------------------------------------

    North America                               $    165   $     67   +  146%
    Europe                                            84         68   +   24%
    Rest of World                                      2         (4)     n/a
    Corporate and Other(3)                            18          -      117%
    -------------------------------------------------------------------------
    Total EBIT                                  $    248   $    149       66%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the third quarters of 2007 and 2006 were the following unusual items, which have been discussed in the "Highlights" section above.

                                                        For the three months
                                                          ended September 30,
                                                        ---------------------
                                                               2007     2006
    -------------------------------------------------------------------------

    North America
      Restructuring charges                                $     (8)  $   (4)
    -------------------------------------------------------------------------
                                                                 (8)      (4)
    -------------------------------------------------------------------------
    Europe
      Restructuring charges                                       -       (1)
      Sale of facility                                          (12)       -
      Sale of property                                           36        -
    -------------------------------------------------------------------------
                                                                 24       (1)
    -------------------------------------------------------------------------
    Corporate and Other
      Foreign currency gain                                       7        -
    -------------------------------------------------------------------------
                                                                  7        -
    -------------------------------------------------------------------------
                                                           $     23   $   (5)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    North America

    EBIT in North America increased 146% or $98 million to $165 million for the third quarter of 2007 compared to $67 million for the third quarter of 2006. Excluding the North American unusual items discussed in the "Highlights" section above, the $102 million increase in EBIT was primarily as a result of:

    - incremental margin earned on new programs that launched during or subsequent to the third quarter of 2006;
    - incremental margin earned as a result of increased production volumes for certain programs; and
    - productivity and efficiency improvements at certain facilities, including underperforming divisions.

    -------------------------------------------------------------------------

    (1) EBIT is defined as operating income as presented on our unaudited consolidated financial statements before net interest (income) expense.

    These factors were partially offset by:

    - lower margins earned as a result of a decrease in production volumes for certain programs;
    - operational inefficiencies and other costs at certain underperforming divisions, in particular at certain powertrain and interiors facilities;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   higher employee profit sharing and incentive compensation;
    -   higher affiliation fees paid to Corporate; and
    -   incremental customer price concessions.

    Europe

    EBIT in Europe increased 24% or $16 million to $84 million for the third quarter of 2007 compared to $68 million for the third quarter of 2006. Excluding the European unusual items discussed in the "Highlights" section above, the $9 million decrease in EBIT was primarily as a result of:

    - lower margins earned as a result of a decrease in vehicle production volumes for certain programs, including the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006;
    -   operational inefficiencies and other costs at certain facilities;
    - a favourable revaluation to warranty accruals during the third quarter of 2006;
    -   costs incurred to develop and grow our electronics capabilities;
    -   higher employee profit sharing;
    -   higher affiliation fees paid to Corporate;
    -   costs incurred to develop and grow our business in Russia; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    - incremental margin earned on new programs that launched during or subsequent to the third quarter of 2006;
    - incremental margin earned as a result of increased production volumes for certain programs; and
    - productivity and efficiency improvements at certain facilities, including underperforming divisions;

    Rest of World

    Rest of World EBIT increased $6 million to $2 million for the third quarter of 2007. The increase in EBIT was primarily as a result of:

    - incremental margin earned on the increase in production sales discussed above; and
    -   productivity and efficiency improvements at certain new facilities.

    These factors were partially offset by costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

    Corporate and Other

    Corporate and Other EBIT declined $21 million to a loss of $3 million for the third quarter of 2007 compared to earnings of $18 million for the third quarter of 2006. Excluding the Corporate and Other unusual items discussed above, the $21 million decrease in EBIT was primarily as a result of:

    -   increased salaries and wages and increased incentive compensation;
        and
    - a $7 million write-down of our investments in ABCP as discussed in the "Financing Resources" section below.

    These factors were partially offset by an increase in affiliation fees earned from our divisions.

    Interest Income, Net

    Net interest income increased $13 million to $19 million for the third quarter of 2007 compared to $6 million for the third quarter of 2006. The increase in interest income was primarily as a result of:

    -   a reduction in interest expense due to:
        - the repayment in January 2007 of the third series of our senior unsecured notes related to the acquisition of New Venture Gear ("NVG"); and
        - the $48 million repayment of senior unsecured notes in October 2006; and
    - an increase in interest income earned, including on the net cash received from the Arrangement.
    >>

    Operating Income

    Operating income increased 72% or $112 million to $267 million for the third quarter of 2007 compared to $155 million for the third quarter of 2006. Excluding the unusual items discussed in the "Highlights" section above, operating income for the third quarter of 2007 increased 53% or $84 million. This increase in operating income was the result of the increase in EBIT (excluding unusual items) combined with the increase in net interest income earned, both as discussed above.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) increased to 41.9% for the third quarter of 2007 from 40.4% for the third quarter of 2006. In the third quarters of 2006 and 2007, our income tax rate was impacted by the unusual items discussed in the "Highlights" section above. Excluding the unusual items, our effective income tax rate decreased to 30.3% for the third quarter of 2007 compared to 39.7% in the third quarter of 2006. The higher effective income tax rate in 2006 is primarily due to an unfavourable Supreme Court of Canada ruling against a taxpayer which restricts deductibility of certain foreign exchange losses. The $23 million impact of this ruling was partially offset by a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with higher income tax rates.

    Net Income

    Net income increased 65% or $61 million to $155 million for the third quarter of 2007 compared to $94 million for the third quarter of 2006. Excluding unusual items discussed in the "Highlights" section above, net income increased 73% or $72 million as a result of the increase in operating income (excluding unusual items), partially offset by higher income taxes (excluding unusual items), all as discussed above.

    Earnings per Share

    <<
                                               For the three months
                                                ended September 30,
                                               ---------------------
                                                    2007       2006   Change
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting
     or Class B Share
      Basic                                     $   1.40   $   0.87   +   61%
      Diluted                                   $   1.38   $   0.86   +   60%
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (millions)
      Basic                                        110.5      108.6   +    2%
      Diluted                                      113.1      111.4   +    2%
    -------------------------------------------------------------------------

    Diluted earnings per share increased 60% or $0.52 to $1.38 for the third quarter of 2007 compared to $0.86 for the third quarter of 2006. Excluding the unusual items discussed in the "Highlights" section above, diluted earnings per share increased $0.61 from the third quarter of 2006 to the third quarter of 2007 as a result of the increase in net income (excluding unusual items) described above, partially offset by an increase in the weighted average number of diluted shares outstanding in the third quarter of 2007, primarily as a result of:

    - the 20.0 million Class A Subordinate Voting Shares issued under the Arrangement; and
    - Class A Subordinate Voting Shares issued on the exercise of stock options and stock appreciation rights during or subsequent to the third quarter of 2006.
    >>

    This increase in shares was partially offset by the 11.9 million Class A Subordinate Voting Shares repurchased under the SIB.

    Return on Funds Employed ("ROFE")(1)

    An important financial ratio that we use across all of our operations to measure return on investment is ROFE.
    ROFE for the third quarter of 2007 was 14.7%, an increase from 9.0% for the third quarter of 2006. The unusual items discussed in the "Highlights" section above positively impacted ROFE in the third quarter of 2007 by 1.3% and negatively impacted ROFE by 0.2% in the third quarter of 2006.
    Excluding these unusual items, ROFE increased 4.2% primarily as a result of the increase in EBIT (excluding unusual items) in North America partially offset by the decrease in EBIT (excluding unusual items) in Europe, Rest of World and Corporate and Other, all as described above.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    <<
    Cash Flow from Operations

                                               For the three months
                                                ended September 30,
                                               ---------------------
                                                    2007       2006   Change
    -------------------------------------------------------------------------

    Net income                                  $    155   $     94
    Items not involving current cash flows           145        179
    -------------------------------------------------------------------------
                                                     300        273   $   27
    Changes in non-cash operating assets
     and liabilities                                 (83)        49
    -------------------------------------------------------------------------
    Cash provided from operating activities     $    217   $    322   $ (105)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash flow from operations before changes in non-cash operating assets and liabilities increased $27 million to $300 million for the third quarter of 2007 compared to $273 million for the third quarter of 2006. The increase in cash flow from operations was due to a $61 million increase in net income (as discussed above) partially offset by a $34 million decrease in items not involving current cash flows, including:

    - a $39 million increase on gains on disposal of fixed assets, including both the $36 million gain on sale of property in the United Kingdom and the $12 million loss on sale of facility as discussed in the "Highlights" section above;
    - a $32 million decrease in future taxes, including the impact of the $40 million income tax charge in the third quarter of 2007 as discussed in the "Highlights" section above; and
    -   a reduction in non-cash stock compensation expense.

    These factors were partially offset by:

    - an increase in depreciation expense from the third quarter of 2006 to the third quarter of 2007; and
    - a $7 million write-down of a portion of our investments in ABCP as discussed in the "Financing Resources" section below.

    -------------------------------------------------------------------------

    (1) ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

    Cash invested in operating assets and liabilities amounted to $83 million for the third quarter of 2007 which was comprised of the following sources (and uses) of cash:

                                                        For the three months
                                                          ended September 30,
                                                        ---------------------
                                                               2007     2006
    -------------------------------------------------------------------------
    Accounts receivable                                    $      9   $  236
    Inventory                                                   (93)     (28)
    Prepaid expenses and other                                    -        2
    Accounts payable and other accrued
     liabilities                                                (56)    (155)
    Income taxes payable                                         62        5
    Deferred revenue                                             (5)     (11)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets
     and liabilities                                       $    (83)  $   49
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The increase in inventory in the third quarter of 2007 was primarily as a result of:

    - an increase in production inventory in North America associated with the launch of the next-generation Chrysler minivans as discussed in the "Sales" section above, as well as the general increase in production inventory after the OEM summer shutdowns; and
    - an increase in tooling and other inventory in Europe in preparation for upcoming launches.

    The decrease in accounts payable and other accrued liabilities was primarily due to the timing of payments to suppliers.
    The increase in income taxes payable is primarily due to an increase in taxable income in certain jurisdictions resulting in our income tax payable growing in excess of our income tax instalments, which are based on prior year income.

    Capital and Investment Spending

                                               For the three months
                                                ended September 30,
                                               ---------------------
                                                    2007       2006   Change
    -------------------------------------------------------------------------
    Fixed assets                                $   (174)  $   (198)
    Investments and other assets                    (145)        (6)
    -------------------------------------------------------------------------
    Fixed assets, investments and other
     assets additions                               (319)      (204)
    Purchase of subsidiaries                           -        (51)
    Proceeds from disposition                         76          8
    -------------------------------------------------------------------------
    Cash used in investing activities           $   (243)  $   (247)  $    4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Fixed assets, investments and other assets additions

    In the third quarter of 2007, we invested $174 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2007 was for manufacturing equipment for programs that launched during the third quarter of 2007 or will be launching subsequent to the third quarter of 2007.
    The increase in investments and other assets relates primarily to a $130 million investment in ABCP as discussed in the "Financing Resources" section below.

    Proceeds from disposition

    Proceeds from disposition for the third quarter of 2007 reflect the proceeds received on the sale of property (as discussed in the "Highlights" section above) and normal course fixed and other asset disposals.

    Financing
                                              For the three months
                                               ended September 30,
                                              --------------------
                                                  2007       2006     Change
    -------------------------------------------------------------------------

    Repayments of debt                        $    (53)   $   (10)
    Issues of debt                                   3        108
    Issues of Class A Subordinate
     Voting Shares                               1,537          1
    Repurchase of Class A Subordinate
     Voting Shares                              (1,091)         -
    Repurchase of Class B Shares                   (24)         -
    Cash dividends paid                            (42)       (41)
    -------------------------------------------------------------------------
    Cash used in financing activities         $    330   $     58   $    272
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    The repayments of debt during the third quarter of 2007 relate primarily to a reduction in bank indebtedness.
    The issues of debt during the third quarter of 2006 relate primarily to an increase in bank indebtedness in certain jurisdictions to support capital spending requirements.
    During the third quarter of 2007, we issued 20.0 million Class A Subordinate Voting Shares for cash proceeds of $1.531 billion (net of issue costs of $6 million) in connection with the Arrangement. We also purchased for cancellation 11.9 million Class A Subordinate Voting Shares for an aggregate purchase price of $1.091 billion (including transaction costs of $2 million) and 217,400 Class B Shares for an aggregate purchase price of $24 million. Each of these transactions is discussed in more detail in the "Strategic Investment by Russian Machines" section above.
    During the third quarter of 2007, we also received cash proceeds of $6 million on the exercise of stock options for Class A Subordinate Voting Shares compared to $1 million during the third quarter of 2006.
    Cash dividends paid per Class A Subordinate Voting or Class B Share were $0.36 in the third quarter of 2007 compared to $0.38 in the third quarter of 2006.

    Financing Resources

    <<
    Capitalization
                                                 As at      As at
                                             September   December
                                              30, 2007   31, 2006     Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                       $     93   $     63
      Long-term debt due within one year            87         98
      Long-term debt                               609        605
    -------------------------------------------------------------------------
                                                   789        766
    Shareholders' equity                         8,759      7,157
    -------------------------------------------------------------------------
    Total capitalization                      $  9,548   $  7,923   $  1,625
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total capitalization increased by 21% or $1.625 billion to $9.548 billion at September 30, 2007 as compared to $7.923 billion at December 31, 2006. The increase in capitalization was a result of increases in shareholders' equity and liabilities of $1.602 billion and $23 million, respectively.
    The increase in shareholders' equity is primarily as a result of:

    - Class A Subordinate Voting Shares issued in connection with the Arrangement and on the exercise of stock options and stock appreciation rights;
    -   net income earned during the first nine months of 2007; and
    - a $609 million increase in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar, euro and British pound, between December 31, 2006 and September 30, 2007, each against the U.S. dollar.

    These factors were partially offset by:

    - the repurchase of Class A Subordinate Voting Shares in connection with the substantial issuer bid and Class B Shares in connection with the Arrangement;
    -   dividends paid during the first nine months of 2007; and
    - the reduction in the stated value of our Class A Subordinate Voting Shares as a result of the repurchase of Class A Subordinate Voting Shares which have been awarded on a restricted basis to certain executives.

    The increase in liabilities is primarily the result of the strengthening of Canadian dollar and euro, each against the U.S. dollar and an increase in bank indebtedness to satisfy working capital requirements in certain regions.
    This increase in bank indebtedness was partially offset by decreases in long-term debt as a result of the repayment of the third series of our senior unsecured notes related to the NVG acquisition.

    Cash Resources

    During the first nine months of 2007, our cash resources increased by $767 million to $2.7 billion as a result of the cash provided from operating activities and financing activities, partially offset by the cash used in investing activities. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion, of which $1.8 billion was unused and available. In July 2007, our five-year revolving term facility was extended for one additional year, expiring on July 31, 2012.
    At September 30, 2007 we held investments in ABCP with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service ("DBRS"), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets, and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, we have reclassified our ABCP as long-term investments and recorded a $7 million impairment of the value of this investment. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows associated with the ABCP and the outcome of the restructuring process could give rise to a change in the value of our investment in ABCP which would impact our earnings.

    Maximum Number of Shares Issuable

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at November 2, 2007 were exercised or converted:

    Class A Subordinate Voting and Class B Shares                118,587,051
    Subordinated Debentures(i)                                     1,096,589
    Stock options(ii)                                              2,945,443
    -------------------------------------------------------------------------
                                                                 122,629,083
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

         The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.


    Contractual Obligations and Off-Balance Sheet Financing

    There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2007 that are outside the ordinary course of business. Refer to our MD&A included in our 2006 Annual Report.
    Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $36 million since we have a legal right of set-off of the customer's long-term receivable payable to us against such borrowings and intend to settle the related amounts simultaneously.

    RESULTS OF OPERATIONS - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
    -------------------------------------------------------------------------

    Sales
                                               For the nine months
                                               ended September 30,
                                              --------------------
                                                  2007       2006     Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                             11.444     11.727      -  2%
      Europe                                    12.002     11.566      +  4%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                           $    844   $    767      + 10%
      Europe                                  $    421   $    357      + 18%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                         $  9,663   $  8,996      +  7%
        Europe                                   5,055      4,125      + 23%
        Rest of World                              287        190      + 51%
      Complete Vehicle Assembly                  3,027      3,132      -  3%
      Tooling, Engineering and Other             1,199      1,369      - 12%
    -------------------------------------------------------------------------
    Total Sales                               $ 19,231   $ 17,812      +  8%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    External Production Sales - North America

    External production sales in North America increased 7% or $0.7 billion to $9.7 billion for the nine months ended September 30, 2007 compared to $9.0 billion for the nine months ended September 30, 2006. This increase in production sales reflects a 10% increase in our North American average dollar content per vehicle partially offset by a 2% decrease in North American vehicle production volumes. We reported strong sales despite the fact that in the nine months ended September 30, 2007 two of our largest OEM customers in North America produced fewer vehicles compared to the nine months ended September 30, 2006. While overall North American vehicle production volumes decreased 2% in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006, Ford and GM vehicle production both declined by 9%.
    Our average dollar content per vehicle grew by 10% or $77 to $844 for the nine months ended September 30, 2007 compared to $767 for the nine months ended September 30, 2006, primarily as a result of:

    <<
    - the launch of new programs during or subsequent to the nine months ended September 30, 2006, including:
        -  the Ford Edge and Lincoln MKX;
        -  the Saturn Outlook, GMC Acadia and the Buick Enclave;
        -  GM's full-size pickups;
        -  the Jeep Wrangler and Wrangler Unlimited;
        -  the BMW X5;
        -  the Dodge Nitro;
        -  the Dodge Avenger and Chrysler Sebring; and
        -  the Ford F-Series SuperDuty; and
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  GM's full-size SUVs;
        -  the Chrysler Pacifica and PT Cruiser;
        - the Pontiac Montana SV6, Saturn RELAY, Buick Terraza and Chevrolet Uplander;
        -  the Chrysler 300 and 300C, and Dodge Charger and Magnum;
        -  the Chevrolet HHR; and
        -  the Ford Explorer and Mercury Mountaineer;
    - programs that ended production during or subsequent to the nine months ended September 30, 2006, including:
        -  the Ford Freestar and Mercury Monterey;
        -  the Saturn ION;
        -  the Buick Rendezvous; and
        -  the Ford Taurus;
    - lower Chrysler minivan production volumes as a result of the change-over to the next-generation vehicle in July 2007 and the related ramp-up period associated with the launch; and
    -   incremental customer price concessions.

    External Production Sales - Europe

    External production sales in Europe increased 23% or $930 million to $5.1 billion for the nine months ended September 30, 2007 compared to $4.1 billion for the nine months ended September 30, 2006. This increase in production sales reflects an 18% increase in our European average dollar content per vehicle combined with a 4% increase in European vehicle production volumes.
    Our average dollar content per vehicle grew by 18% or $64 to $421 for the nine months ended September 30, 2007 compared to $357 for the nine months ended September 30, 2006, primarily as a result of:

    - an increase in reported U.S. dollar sales primarily due to the strengthening of the euro and British pound, each against the U.S. dollar;
    - the launch of new programs during or subsequent to the first nine months of 2006, including:
        -  the MINI Cooper;
        -  the Mercedes-Benz C-Class; and
        -  the smart fortwo; and
    - acquisitions completed during or subsequent to the first nine months of 2006, including the Pressac acquisition in January 2007.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including the Mercedes-Benz E-Class;
    - the sale of certain facilities during or subsequent to the first nine months of 2006; and
    -   incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in Rest of World increased 51% or $97 million to $287 million for the nine months ended September 30, 2007 compared to $190 million for the nine months ended September 30, 2006. The increase in production sales was primarily as a result of:

    - the launch of new programs during or subsequent to the first nine months of 2006 in Korea, China, Brazil and South Africa;
    - increased production and/or content on certain programs in Korea, China and Brazil;
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.

    Complete Vehicle Assembly Sales

                                               For the nine months
                                               ended September 30,
                                              --------------------
                                                  2007       2006     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales           $  3,027   $  3,132      -  3%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:                             102,215    114,776      - 11%
        BMW X3, Mercedes-Benz E-Class and
         G-Class, and Saab 9(3) Convertible
      Value-Added:                              55,861     68,177      - 18%
        Jeep Grand Cherokee, Chrysler 300,
         Chrysler Voyager, and Jeep Commander
    -------------------------------------------------------------------------
                                               158,076    182,953      - 14%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Complete vehicle assembly sales decreased 3% or $105 million to $3.0 billion for the nine months ended September 30, 2007 compared to $3.1 billion for the nine months ended September 30, 2006 while assembly volumes decreased 14% or 24,877 units. The decrease in complete vehicle assembly sales is primarily as a result of:

    - the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006, as Mercedes is assembling this vehicle in-house; and
    - a decrease in assembly volumes for the Saab 9(3) Convertible and all vehicles accounted for on a value-added basis.

    These factors were partially offset by:

    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
    -   higher assembly volumes for the BMW X3 and the Mercedes-Benz G-Class.

    Tooling, Engineering and Other

    Tooling, engineering and other sales decreased 12% or $170 million to $1.2 billion for the nine months ended September 30, 2007 compared to $1.4 billion for the nine months ended September 30, 2006.
    In the nine months ended September 30, 2007, the major programs for which we recorded tooling, engineering and other sales were:

    -   the BMW X3;
    -   the Dodge Grand Caravan and Chrysler Town & Country;
    -   GM's full-size pickups;
    -   the Ford F-Series SuperDuty;
    -   the Audi A4;
    -   the Mercedes C-Class;
    -   the Mazda 6;
    -   the Ford Flex; and
    -   the Ford Taurus and Mercury Sable.

    In the nine months ended September 30, 2006, the major programs for which we recorded tooling, engineering and other sales were:

    -   GM's full-size pickups and SUVs;
    -   the MINI Cooper;
    -   the Freightliner P-Class;
    -   the Ford Escape and Mazda Tribute;
    -   the Ford Edge and Lincoln MKX;
    -   the Ford F-Series SuperDuty;
    -   the Suzuki XL7;
    -   the Ford Five Hundred; and
    -   the BMW Z4.

    In addition, tooling, engineering and other sales benefited from the strengthening of the Canadian, euro and British pound, each against the U.S. dollar.

    EBIT
                                               For the nine months
                                               ended September 30,
                                              --------------------
                                                  2007       2006     Change
    -------------------------------------------------------------------------

    North America                             $    573   $    535
    Europe                                         300        161
    Rest of World                                   12         (4)
    Corporate and Other                             23         50
    -------------------------------------------------------------------------
    Total EBIT                                $    908   $    742      + 22%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the nine-month periods ended September 30, 2007 and 2006 were the following unusual items, which have been discussed in the "Highlights" section above.

                                                         For the nine months
                                                         ended September 30,
                                                        ---------------------
                                                             2007       2006
    -------------------------------------------------------------------------

    North America
      Impairment charges                                 $    (22)  $      -
      Restructuring charges                                   (18)       (27)
      Sale of facilities                                        -         (5)
    -------------------------------------------------------------------------
                                                              (40)       (32)
    -------------------------------------------------------------------------
    Europe
      Restructuring charges                                    (4)       (13)
      Sale of facilities                                      (12)       (12)
      Sale of property                                         36          -
    -------------------------------------------------------------------------
                                                               20        (25)
    -------------------------------------------------------------------------
    Corporate and Other
      Foreign currency gain                                     7          -
    -------------------------------------------------------------------------
                                                                7          -
    -------------------------------------------------------------------------
                                                         $    (13)  $    (57)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    North America

    EBIT in North America increased 7% or $38 million to $573 million for the nine months ended September 30, 2007 compared to $535 million for the nine months ended September 30, 2006. Excluding the North American unusual items discussed in the "Highlights" section above, EBIT increased $46 million, primarily as a result of:

    - incremental margin earned on new programs that launched during or subsequent to the nine months ended September 30, 2006; and
    - productivity and efficiency improvements at certain facilities, including underperforming divisions.

    These factors were partially offset by:

    - lower margins earned as a result of a decrease in production volumes for certain programs;
    - operational inefficiencies and other costs at certain underperforming divisions, in particular at certain powertrain and interiors facilities;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   costs incurred to develop and grow our electronics capabilities;
    -   higher employee profit sharing and incentive compensation;
    -   higher affiliation fees paid to Corporate; and
    -   incremental customer price concessions.

    Europe

    EBIT in Europe increased 86% or $139 million to $300 million for the nine months ended September 30, 2007 compared to $161 million for the nine months ended September 30, 2006. Excluding the European unusual items discussed in the "Highlights" section above, EBIT increased by $94 million, primarily as a result of:

    - incremental margin earned on new programs that launched during or subsequent to the nine months ended September 30, 2006;
    - incremental margin earned as a result of higher production volumes for certain production and complete vehicle assembly programs;
    - acquisitions completed during or subsequent to the first nine months of 2006;
    - productivity and efficiency improvements at certain facilities, including underperforming divisions; and
    - the sale and/or closure of certain underperforming divisions during or subsequent to the first nine months of 2006.

    These factors were partially offset by:

    - lower margins earned as a result of a decrease in vehicle production volumes for certain programs including the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006;
    - operational inefficiencies and other costs at certain facilities, specifically certain interior facilities;
    - a favourable revaluation to warranty accruals during the third quarter of 2006;
    -   costs incurred to develop and grow our business in Russia;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   costs incurred to develop and grow our electronics capabilities;
    -   higher affiliation fees paid to Corporate;
    -   higher incentive compensation; and
    -   incremental customer price concessions.

    Rest of World

    EBIT in the Rest of World increased $16 million to $12 million for the nine months ended September 30, 2007 in comparison to a loss of $4 million for the nine months ended September 30, 2006. EBIT increased primarily as a result of:

    - incremental margin earned on the increase in production sales discussed above;
    - operational efficiencies at certain facilities, including underperforming divisions; and
    - increased equity income earned on our 41% interest in Shin Young Metal Ind. Co.

    These factors were partially offset by costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

    Corporate and Other

    Corporate and Other EBIT decreased 54% or $27 million to $23 million for the nine months ended September 30, 2007 compared to $50 million for the nine months ended September 30, 2006. Excluding the Corporate and Other unusual items discussed in the "Highlights" section above, EBIT decreased by $34 million, primarily as a result of:

    - increased consulting fees incurred with respect to a purchasing initiative;
    -   increased salaries and wages and increased incentive compensation;
    - increased stock compensation costs related to restricted shares, specifically:
        - during the second quarter of 2007, restricted share agreements with a former executive were accelerated, which resulted in a one-time charge to compensation expense of approximately
           $10 million, representing the remaining measured but unrecognized compensation expense related to the restricted shares awarded during 2006; and
    - the write-down of our investment in ABCP as discussed in the "Financing Resources" section above.

    These factors were partially offset by:

    -   an increase in affiliation fees earned from our divisions; and
    - the recovery of a long-term receivable that was previously written off.
    >>

    SUBSEQUENT EVENTS
    -------------------------------------------------------------------------
    Subject to approval by the Toronto Stock Exchange ("TSX") and the New
York Stock Exchange ("NYSE"), our Board of Directors yesterday approved the purchase for cancellation and/or for purposes of our long-term retention (restricted stock) and restricted stock unit programs, up to 9,500,000 of our Class A Subordinate Voting Shares, representing approximately 9.8% of our public float of Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The normal course issuer bid is expected to commence on or about November 12, 2007 and will terminate one year later. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX and the NYSE, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------
    From time to time, we may be contingently liable for litigation and other claims.
    Refer to note 21 of our 2006 audited consolidated financial statements, which describes these claims. On October 26, 2007, we received a favourable award in a previously disclosed arbitration proceeding involving a steel supplier.

    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------
    There have been no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------
    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, those related to the strategic alliance with Russian Machines, including: the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; we will be governed by a board of directors on which the Stronach Trust and Russian Machines each, indirectly, have the right to designate an equal number of nominees, in addition to the current co-chief executive officers, with the result that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines for so long as the governance arrangements remain in place between them; our Russian strategy involves making investments and carrying on business and operations in Russia, which will expose us to the political, economic and regulatory risks and uncertainties of that country; the possibility that Russian Machines may exercise its right to withdraw its investment and exit from the governance arrangements in connection with the strategic alliance at any time after two years; the possibility that the Stronach Trust may exercise its right to require Russian Machines to withdraw its investment and exit from such arrangements at any time after three years; and the possibility that Russian Machines' lender may require Russian Machines to withdraw its investment and exit from such arrangements at any time if such lender is entitled to realize on its loan to Russian Machines. In addition to the risks, assumptions and uncertainties related to our relationship with Russian Machines, there are additional risks and uncertainties relating generally to us and our business and affairs, including the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholders, the Stronach Trust and Russian Machines; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    <<
                                   Three months ended     Nine months ended
                                      September 30,         September 30,
                                  ---------------------  --------------------
                             Note      2007       2006       2007       2006
    -------------------------------------------------------------------------

    Sales                          $  6,077   $  5,424   $ 19,231   $ 17,812
    -------------------------------------------------------------------------

    Cost of goods sold                5,279      4,789     16,618     15,510
    Depreciation and
     amortization                       220        191        633        580
    Selling, general and
     administrative            12       330        299      1,058        990
    Interest income, net                (19)        (6)       (41)        (8)
    Equity income                         -         (4)        (8)       (10)
    Impairment charges          4         -          -         22          -
    -------------------------------------------------------------------------
    Income from operations
     before income taxes                267        155        949        750
    Income taxes                        112         61        314        251
    -------------------------------------------------------------------------
    Net income                          155         94        635        499
    Other comprehensive
     income:                 2,11
      Net realized and
       unrealized gains
       (losses) on
       translation of net
       investment in
       foreign operations               308         (9)       609        216
      Repurchase of shares      3      (156)         -       (156)         -
      Net unrealized losses
       on cash flow hedges               (6)         -         (6)         -
      Reclassifications of
       net (gains) losses
       on cash flow hedges
       to net income                     (1)         -          3          -
    -------------------------------------------------------------------------
    Comprehensive income           $    300   $     85   $  1,085   $    715
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting or
     Class B Share:
      Basic                        $   1.40   $   0.87   $   5.80   $   4.60
      Diluted                      $   1.38   $   0.86   $   5.69   $   4.52
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Class A Subordinate
     Voting or Class B Share       $   0.36   $   0.38   $   0.79   $   1.14
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and
     Class B Shares
     outstanding during the
     period (in millions):
      Basic                           110.5      108.6      109.5      108.6
      Diluted                         113.1      111.4      112.3      111.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                   Three months ended     Nine months ended
                                      September 30,         September 30,
                                  ---------------------  --------------------
                             Note      2007       2006       2007       2006
    -------------------------------------------------------------------------

    Retained earnings,
     beginning of period           $  4,206   $  3,731   $  3,773   $  3,409
    Net income                          155         94        635        499
    Dividends on Class A
     Subordinate Voting
     and Class B Shares                 (42)       (41)       (89)      (124)
    Repurchase of Class A
     Subordinate Voting Shares  3      (655)         -       (655)         -
    Repurchase of Class B
     Shares                     3       (24)         -        (24)         -
    -------------------------------------------------------------------------
    Retained earnings,
     end of period                 $  3,640   $  3,784   $  3,640   $  3,784
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                   Three months ended     Nine months ended
                                      September 30,         September 30,
                                  ---------------------  --------------------
                             Note      2007       2006       2007       2006
    -------------------------------------------------------------------------

    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net income                     $    155   $     94   $    635   $    499
    Items not involving
     current cash flows                 145        179        623        616
    -------------------------------------------------------------------------
                                        300        273      1,258      1,115
    Changes in non-cash
     operating assets and
     liabilities                        (83)        49       (494)      (317)
    -------------------------------------------------------------------------
                                        217        322        764        798
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions              (174)      (198)      (436)      (544)
    Purchase of subsidiaries    6         -        (51)       (46)      (254)
    Increase in investments
     and other assets           5      (145)        (6)      (175)       (58)
    Proceeds from disposition            76          8        103         39
    -------------------------------------------------------------------------
                                       (243)      (247)      (554)      (817)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Repayments of debt                  (53)       (10)       (68)      (128)
    Issues of debt                        3        108         34        126
    Issues of Class A
     Subordinate Voting
     Shares                   3,9     1,537          1      1,560         16
    Repurchase of Class A
     Subordinate Voting
     Shares                   3,9    (1,091)         -     (1,091)         -
    Repurchase of Class B
     Shares                   3,9       (24)         -        (24)         -
    Dividends                           (42)       (41)       (89)      (123)
    -------------------------------------------------------------------------
                                        330         58        322       (109)
    -------------------------------------------------------------------------

    Effect of exchange rate
     changes on cash and
     cash equivalents                   115         (2)       235         95
    -------------------------------------------------------------------------

    Net increase (decrease)
     in cash and
     cash equivalents
     during the period                  419        131        767        (33)
    Cash and cash equivalents,
     beginning of period              2,233      1,518      1,885      1,682
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  2,652   $  1,649   $  2,652   $  1,649
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)

                                                  September 30,  December 31,
                                            Note          2007          2006
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                        $   2,652     $   1,885
    Accounts receivable                                  4,518         3,629
    Inventories                                          1,716         1,437
    Prepaid expenses and other                 2           138           109
    -------------------------------------------------------------------------
                                                         9,024         7,060
    -------------------------------------------------------------------------
    Investments                                5           290           151
    Fixed assets, net                                    4,203         4,114
    Goodwill                                   6         1,223         1,096
    Future tax assets                          2           293           255
    Other assets                               2           480           478
    -------------------------------------------------------------------------
                                                     $  15,513     $  13,154
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                $      93     $      63
    Accounts payable                                     3,581         3,608
    Accrued salaries and wages                             580           453
    Other accrued liabilities                2,7           937           426
    Income taxes payable                                   205           135
    Long-term debt due within one year                      87            98
    -------------------------------------------------------------------------
                                                         5,483         4,783
    -------------------------------------------------------------------------
    Deferred revenue                                        65            73
    Long-term debt                                         609           605
    Other long-term liabilities                2           368           288
    Future tax liabilities                     2           229           248
    -------------------------------------------------------------------------
                                                         6,754         5,997
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                            3,9
      Class A Subordinate Voting Shares
        (issued: 117,860,222;
         December 31, 2006 - 108,787,387)                3,800         2,505
      Class B Shares
        (convertible into Class A
         Subordinate Voting Shares)
         (issued: 726,829; December 31,
         2006 - 1,092,933)                                   -             -
    Contributed surplus                       10            58            65
    Retained earnings                          3         3,640         3,773
    Accumulated other comprehensive
     income                               2,3,11         1,261           814
    -------------------------------------------------------------------------
                                                         8,759         7,157
    -------------------------------------------------------------------------
                                                     $  15,513     $  13,154
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the December 31, 2006 audited consolidated financial statements and notes included in the Company's 2006 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2006 annual consolidated financial statements, except for the accounting change set out in note 2.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2007 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2007 and 2006.

    2.  ACCOUNTING CHANGE

        In January 2005, the Canadian Institute of Chartered Accountants approved Handbook Sections 1530, "Comprehensive Income", 3855 "Financial Instruments - Recognition and Measurement", 3861 "Financial Instruments - Disclosure and Presentation", and 3865 "Hedges". The Company adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, the Company's accounting for financial instruments and hedges complies with U.S. GAAP in all material respects as of January 1, 2007.

        Financial Instruments

        Under the new standards, all of Magna's financial assets and financial liabilities are classified as held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held for trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held to maturity investments are recorded at amortized cost using the effective interest method, and include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements and our investment in asset-backed commercial paper ("ABCP"). Loans and receivables, which include accounts receivable and long-term receivables, accounts payable, accrued salaries and wages and certain other accrued liabilities are recorded at amortized cost using the effective interest method. The Company does not currently have any available for sale financial assets.

        Comprehensive Income

        Other comprehensive income includes unrealized gains and losses on translation of the Company's net investment in self sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income is presented below net income on the Consolidated Statements of Income and Comprehensive Income. Comprehensive income is composed of net income and other comprehensive income.

        Accumulated other comprehensive income is a separate component of shareholders' equity which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

        Hedges

        Previously, under Canadian GAAP, derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction. The new standards require that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

        The impact of this accounting policy change on the consolidated balance sheet as at January 1, 2007 was as follows:

        Increase in prepaid expenses and other                       $    28
        Increase in other assets                                          17
        Increase in future tax assets                                     14
        ---------------------------------------------------------------------

        Increase in other accrued liabilities                        $    32
        Increase in other long-term liabilities                           17
        Increase in future tax liabilities                                13
        ---------------------------------------------------------------------

        Decrease in accumulated other comprehensive income           $     3
        ---------------------------------------------------------------------

    3.  RUSSIAN MACHINES TRANSACTION

        During the third quarter of 2007, following approval by the Class A Subordinate Voting and Class B Shareholders of the Company, we completed the court-approved plan of arrangement (the "Arrangement") whereby OJSC Russian Machines ("Russian Machines"), a wholly owned subsidiary of Basic Element Limited, made a major strategic investment in Magna.

        The impact of this transaction on the consolidated balance sheet was as follows:

                                   Class A
                              Subordinate Voting
                          -------------------------     Class B
                                Share         Share       Share          Net
                             Issuance    Repurchase  Repurchase       Impact
                                   (a)          (c)          (a)

    Number of shares
     issued (repurchased)  20,000,000  (11,902,654)    (217,400)   7,879,946

    Cash received (paid)        1,531       (1,091)         (24)         416
    -------------------------------------------------------------------------

    Increase (decrease)
     in share capital           1,531         (280)           -        1,251
    Decrease in retained
     earnings                       -         (655)         (24)        (679)
    Decrease in accumulated
     other comprehensive
     income                         -         (156)           -         (156)
    -------------------------------------------------------------------------
    Increase (decrease) in
     shareholders' equity       1,531       (1,091)         (24)         416
    -------------------------------------------------------------------------

        (a) In accordance with the Arrangement:

            (i) Russian Machines invested approximately $1.54 billion to indirectly acquire 20 million Class A Subordinate Voting Shares of Magna from treasury. We incurred $6 million of issue costs relating to the issuance.

            (ii) The Company purchased 217,400 Class B Shares for
                 cancellation, representing all the outstanding Class B Shares, other than those indirectly controlled by the Stronach Trust, for approximately $24 million, and the number of votes per each Class B Share was reduced from 500 votes to 300 votes. The excess cash paid over the book value of the Class B Shares repurchased of $24 million was charged to retained earnings.

            (ii) The Stronach Trust and certain members of the Company's executive management combined their respective shareholdings in Magna (in the case of executive management, a portion of their shareholdings), together with the 20 million Class A Subordinate Voting Shares issued as part of the Arrangement into a new Canadian holding company. At September 20, 2007, the new Canadian holding company indirectly held 100% of the outstanding Class B Shares and approximately 71.1% of the votes attached to all the Class A Subordinate Voting Shares and Class B Shares then outstanding.

        (b) Prior to completion of the Arrangement, as a result of the approval of the Class B Share acquisition by the Minority Class B Shareholders, Magna caused the conversion of 148,704 Class B Shares held by the MIC Trust and 865714 Ontario Inc., a wholly-owned subsidiary of Magna, into Class A Subordinate Voting Shares.

        (c) On September 20, 2007, the Company also completed a substantial issuer bid pursuant to which it purchased for cancellation 11,902,654 Class A Subordinate Voting Shares, representing 9.2% of our issued and outstanding Class A Subordinate Voting Shares for an aggregate purchase price of approximately $1.1 billion (including $2 million of costs relating to the transaction). The excess paid over the book value of the Class A Subordinate Voting Shares repurchased of $655 million was charged to retained earnings.

    4.  IMPAIRMENT CHARGE

        During the second quarter of 2007, the Company recorded an asset impairment of $22 million ($14 million after tax) relating to specific assets at a powertrain facility in the United States.

    5.  INVESTMENTS

        At September 30, 2007, the Company held Canadian third party ABCP with a face value of Cdn$134 million. At the dates the Company acquired these investments they were rated R1 (High) by Dominion Bond Rating Service, the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets, and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term investments after initially classifying them as cash and cash equivalents and recorded a $7 million impairment of the value of this investment. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows associated with the ABCP and the outcome of the restructuring process could give rise to a change in the value of the Company's investment in ABCP which would impact the Company's earnings.

    6.  ACQUISITIONS

        (a) For the nine months ended September 30, 2007

            On January 15, 2007, Magna acquired two facilities from Pressac Investments Limited ("Pressac"). The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, Mercedes and Fiat. The total consideration for the acquisition amounted to $52 million ((euro) 40 million), consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $29 million.

            The purchase price allocations for Pressac are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets and goodwill.

        (b) For the nine months ended September 30, 2006

            (i)  CTS Fahrzeug-Dachsysteme GmbH, Bietigheim-Bissingen ("CTS")

                 On February 2, 2006, Magna acquired CTS, a leading manufacturer of roof systems for the automotive industry. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include Mercedes, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

                 The total consideration for the acquisition of CTS amounted to $271 million, consisting of $203 million paid in cash and $68 million of assumed debt.

            (ii) Magna Golf Club

                 On August 25, 2006, the Company acquired the net assets of the Magna Golf Club located in Aurora, Ontario from Magna Entertainment Corp. ("MEC") for total cash consideration of $46 million. The transaction was reviewed by a Special Committee, and approved by the independent members of Magna's Board of Directors following the unanimous recommendation of the Special Committee.

    7.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                            2007        2006
        ---------------------------------------------------------------------
        Balance, beginning of period                   $      94   $      96
        Expense, net                                           3           7
        Settlements                                           (6)         (5)
        Acquisition                                            1           6
        Foreign exchange and other                             1           2
        ---------------------------------------------------------------------
        Balance, March 31,                                    93         106
        Expense, net                                           8           7
        Settlements                                           (7)         (3)
        Foreign exchange and other                             9           5
        ---------------------------------------------------------------------
        Balance, June 30,                                    103         115
        Expense (income), net                                  6         (39)
        Settlements                                           (5)         (9)
        Foreign exchange and other                             6           -
        ---------------------------------------------------------------------
        Balance, September 30,                         $     110    $     67
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    8.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                 Three months ended       Nine months ended
                                    September 30,           September 30,
                               ----------------------  ----------------------
                                    2007        2006        2007        2006
    -------------------------------------------------------------------------
    Defined benefit pension
     plans and other           $       4   $       7   $      15   $      16
    Termination and long
     service arrangements              6           4          16          14
    Retirement medical
     benefits plan                     3           4           9           9
    -------------------------------------------------------------------------
                               $      13   $      15   $      40   $      39
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    9.  CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares and Class B Shares consist of the following (numbers of shares in the following table are expressed in whole numbers):

                                   Class A
                              Subordinate Voting             Class B
                          ------------------------- -------------------------
                            Number of       Stated    Number of       Stated
                               shares        value       shares        value
    -------------------------------------------------------------------------
    Issued and outstanding
     at December 31,
     2006                 108,787,387    $    2,505   1,092,933    $       -
    Issued under the
     Incentive Stock
     Option Plan               74,082             5
    Issued under the
     Dividend Reinvestment
     Plan                       1,381             -
    Release of restricted
     stock (notes 9(b), 10)         -             3
    -------------------------------------------------------------------------
    Issued and outstanding
     at March 31, 2007    108,862,850         2,513
    Issued under the
     Incentive Stock
     Option Plan              288,644            22
    Issued under Stock
     Appreciation Rights
     (note 9(c))              301,364            11
    Issued under the
     Dividend Reinvestment
     Plan                       1,466             -
    Release of restricted
     stock (notes 9(b), 10)         -             6
    Repurchase of Class
     A Subordinate
      Voting Shares (note 9(b))     -            (7)
    -------------------------------------------------------------------------
    Issued and outstanding
     at June 30, 2007     109,454,324         2,545
    Issued for cash
     under the Arrangement
     (note 3)              20,000,000         1,531
    Repurchase and
     Cancellation of
     Class A Subordinate
      Voting and Class
       B Shares (note 3)  (11,902,654)         (280)   (217,400)           -
    Conversion of Class
     B Shares into
      Class A Subordinate
       Voting Shares
        (note 3)              148,704             -    (148,704)           -
    Issued under the
     Incentive Stock
     Option Plan              157,844             6
    Issued under the
     Dividend Reinvestment
     Plan                       2,004             -
    Release of restricted
     stock (notes 9(b), 10)         -             1
    Repurchase of Class
     A Subordinate
      Voting Shares
       (note 9(b))                  -            (3)
    -------------------------------------------------------------------------
    Issued and outstanding
     at September 30,
     2007                 117,860,222    $    3,800    726,829    $        -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        (b) At September 30, 2007, 893,544 (December 31,2006 - 958,688) Magna
            Class A Subordinate Voting Shares, which were purchased by the Company at a cumulative cost of $57 million (December 31, 2006 - $57 million), have been awarded on a restricted basis to certain executives. The stock that has not been released to the executives is reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares.

        (c) On June 29, 2007, following approval by the Company's Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights ("SARs") to the Company's Chairman, Mr. Stronach, and an associated company, Stronach & Co., in respect of 648,475 previously granted and unexercised stock options.

            Simultaneously, all such SARs were exercised and all of the previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, Stronach & Co. and Mr. Stronach received 301,364 Magna Class A Subordinate Voting Shares, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options. Fair market value was determined based on the weighted average closing price of the Company's Class A Subordinate Voting Shares on the Toronto Stock Exchange or the New York Stock Exchange (based on the surrendered options' currency) for the five consecutive trading days ending on the trading day immediately prior to the date of exercise.

        (d) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 2, 2007 were exercised or converted:

            Class A Subordinate Voting and Class B Shares        118,587,051
            Subordinated Debentures(i)                             1,096,589
            Stock options(ii)                                      2,945,443
            -----------------------------------------------------------------
                                                                 122,629,083
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of the Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

                 The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

            (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    10. CONTRIBUTED SURPLUS

        Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital, the accumulated restricted stock compensation expense, and the value of the holders' conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

                                                            2007        2006
        ---------------------------------------------------------------------

        Stock-based compensation
          Balance, beginning of period                 $      62   $      62
          Stock-based compensation expense                     2           2
          Exercise of options                                 (1)         (3)
          Release of restricted stock (note 9(b))             (3)          -
        ---------------------------------------------------------------------
          Balance, March 31,                                  60          61
          Stock-based compensation expense                    14           3
          Exercise of options                                 (3)         (3)
          Exercise of stock appreciation rights (note 9(c))  (11)          -
          Release of restricted stock (note 9(b))             (6)          -
        ---------------------------------------------------------------------
          Balance, June 30,                                   54          61
          Stock-based compensation expense                     2           4
          Release of restricted stock (note 9(b))             (1)          -
        ---------------------------------------------------------------------
          Balance, September 30,                              55          65
        Holders' conversion option                             3           3
        ---------------------------------------------------------------------
                                                       $      58   $      68
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    11. ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                 Three months ended       Nine months ended
                                    September 30,           September 30,
                               ----------------------  ----------------------
                                    2007        2006        2007        2006
    -------------------------------------------------------------------------

    Accumulated net unrealized
     gains on translation of
     net investment in
     foreign operations
      Balance, beginning
       of period               $   1,115   $     846   $     814   $     621
      Repurchase of shares
       (note 3)                     (156)          -        (156)          -
      Reclassification of gain
       on translation of net
       investment in foreign
       operations to net income       (7)          -          (7)          -
      Net unrealized gains
       (losses) on translation
       of net investment in
       foreign operations            315          (9)        616         216
    -------------------------------------------------------------------------
      Balance, end of period       1,267         837       1,267         837
    -------------------------------------------------------------------------

    Accumulated net unrealized
     gain on cash flow hedges
      Balance, beginning
       of period                       1           -           -           -
      Adjustment for change
       in accounting
       policy (note 2)                 -           -          (3)          -
      Net unrealized losses
       on cash flow hedges(i)         (6)          -          (6)          -
      Reclassifications of
       net losses (gains) on
       cash flow hedges to
       net income(ii)                 (1)          -           3           -
    -------------------------------------------------------------------------
      Balance, end of period          (6)          -          (6)          -
    -------------------------------------------------------------------------
    Total accumulated other
     comprehensive income      $   1,261   $     837   $   1,261   $     837
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) Net of income tax benefit of $2 million for the three and nine months ended September 30, 2007.
    (ii) Net of income tax benefit of $1 million for the three months ended September 30, 2007 and income tax expense of $1 million for the nine months ended September 30, 2007.

        The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $2 million (net of income taxes of $1 million).

    12. STOCK BASED COMPENSATION

        (a) The following is a continuity of options outstanding (number of options in the table below are expressed in whole numbers):

                             2007                           2006
                ------------------------------ ------------------------------
                Options outstanding            Options outstanding
                -------------------            -------------------
                                      Options                        Options
                          Exercise   exercis-            Exercise    exercis
                  Options  price(i)      able    Options  price(i)      able
                      No.     Cdn$        No.        No.     Cdn$        No.
    -------------------------------------------------------------------------

    Beginning
     of year    4,087,249    77.45  3,811,336  4,600,039    75.46  4,116,104
    Granted             -        -          -    115,000    87.80          -
    Exercised     (74,082)   63.21    (74,082)  (166,209)   58.32   (166,209)
    Vested              -        -     55,443          -        -     80,100
    Cancelled      (7,306)   73.64     (4,400)   (17,001)   93.35    (12,059)
    -------------------------------------------------------------------------
    March 31    4,005,861    77.72  3,788,297  4,531,829    76.33  4,017,936
    Granted        40,000    88.87          -          -        -          -
    Exercised    (590,008)   64.08   (590,008   (140,535)   62.92   (140,535)
    Vested              -        -     29,000          -        -      8,138
    Cancelled    (366,686)   69.78   (361,641)    (6,862)   73.11     (2,658)
    -------------------------------------------------------------------------
    June 30     3,089,167    81.41  2,865,648  4,384,432    76.76  3,882,881
    Granted        15,000    95.96          -          -        -          -
    Exercised    (157,844)   59.99   (157,844)   (10,137)    65.55   (10,137)
    Vested              -        -      3,880          -        -    107,004
    Cancelled        (880)   71.71          -    (15,198)  107.83    (15,198)
    -------------------------------------------------------------------------
    September
     30         2,945,443    82.64  2,711,684  4,359,097    76.68  3,964,550
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

            (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

        (b) The fair value of stock options is estimated at the date of grant using the Black Scholes option pricing model. The weighted average assumptions used in measuring the fair value of stock options granted or modified, during the three-month and nine-month periods ended September 30, 2007 and 2006 are as follows:

                                 Three months ended       Nine months ended
                                    September 30,           September 30,
                               ----------------------  ----------------------
                                    2007        2006        2007        2006
    -------------------------------------------------------------------------

    Risk free interest rate        4.25%           -       4.33%       3.99%
    Expected dividend yield        1.51%           -       1.14%       2.05%
    Expected volatility              22%           -         22%         23%
    Expected time
     until exercise              4 years           -     4 years     4 years
    -------------------------------------------------------------------------

    Weighted average fair value
     of options granted or
     modified in period (Cdn$) $   19.89           -   $   19.50   $   14.89
    -------------------------------------------------------------------------

    Compensation expense recorded
     in selling, general and
     administrative expenses   $       -    $      1   $       2   $       4
    -------------------------------------------------------------------------

        (c) During the three-month period ended September 30, 2007,
            $3 million (2006 - $3 million) was charged to compensation expense related to restricted stock arrangements. At
            September 30, 2007, unamortized compensation expense related to the restricted stock arrangements was $36 million (December 31, 2006 - $42 million) and has been presented as a reduction of shareholders' equity.

    13. SEGMENTED INFORMATION

                                            Three months ended
                                            September 30, 2007
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
        ---------------------------------------------------------------------

        North America
          Canada               $   1,639   $   1,570               $   1,141
          United States            1,368       1,324                   1,010
          Mexico                     409         368                     371
          Eliminations              (143)          -                       -
        ---------------------------------------------------------------------
                                   3,273       3,262   $     165       2,522
        Europe
          Euroland                 2,321       2,282                   1,068
          Great Britain              292         292                      88
          Other European
           countries                 161         131                     129
          Eliminations               (50)          -                       -
        ---------------------------------------------------------------------
                                   2,724       2,705          84       1,285
        Rest of World                123         107           2         142
        Corporate and Other          (43)          3          (3)        254
        ---------------------------------------------------------------------
        Total reportable
         segments              $   6,077   $   6,077    $    248       4,203
        Current assets                                                 9,024
        Investments, goodwill
         and other assets                                              2,286
        ---------------------------------------------------------------------
        Consolidated
         total assets                                              $  15,513
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                            Three months ended
                                            September 30, 2006
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
        ---------------------------------------------------------------------

        North America
          Canada               $   1,444   $   1,384               $   1,123
          United States            1,187       1,145                   1,117
          Mexico                     374         334                     349
          Eliminations              (134)          -                       -
        ---------------------------------------------------------------------
                                   2,871       2,863    $     67       2,589
        Europe
          Euroland                 2,203       2,168                   1,030
          Great Britain              203         203                      84
          Other European
           countries                 148         118                     107
          Eliminations               (44)          -                       -
        ---------------------------------------------------------------------
                                   2,510       2,489          68       1,221
        Rest of World                 84          72          (4)        111
        Corporate and Other          (41)          -          18         179
        ---------------------------------------------------------------------
        Total reportable
         segments               $  5,424   $   5,424   $     149       4,100
        Current assets                                                 7,407
        Investments, goodwill
         and other assets                                              1,975
        ---------------------------------------------------------------------
        Consolidated
         total assets                                             $   13,482
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                            Nine months ended
                                           September 30, 2007
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
        ---------------------------------------------------------------------

        North America
          Canada               $   5,150   $   4,947   $   1,141   $   4,833
          United States            4,432       4,309       1,010       4,233
          Mexico                   1,138       1,006         371       1,203
          Eliminations              (417)          -           -        (408)
        ---------------------------------------------------------------------
                                  10,303      10,262   $     573       2,522
        Europe
          Euroland                 7,399       7,275                   1,068
          Great Britain              882         881                      88
          Other European
           countries                 567         497                     129
          Eliminations              (134)          -                       -
        ---------------------------------------------------------------------
                                   8,714       8,653         300       1,285
        Rest of World                352         309          12         142
        Corporate and Other         (138)          7          23         254
        ---------------------------------------------------------------------
        Total reportable
         segments              $  19,231   $  19,231   $     908       4,203
        Current assets                                                 9,024
        Investments, goodwill
         and other assets                                              2,286
        ---------------------------------------------------------------------
        Consolidated
         total assets                                              $  15,513
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                            Nine months ended
                                           September 30, 2006
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
        ---------------------------------------------------------------------

        North America
          Canada               $   4,833   $   4,647               $   1,123
          United States            4,233       4,083                   1,117
          Mexico                   1,203       1,098                     349
          Eliminations              (408)          -                       -
        ---------------------------------------------------------------------
                                   9,861       9,828    $    535       2,589
        Europe
          Euroland                 6,855       6,740                   1,030
          Great Britain              684         682                      84
          Other European
           countries                 457         353                     107
          Eliminations              (142)          -                       -
        ---------------------------------------------------------------------
                                   7,854       7,775         161       1,221
        Rest of World                240         209          (4)        111
        Corporate and Other         (143)          -          50         179
        ---------------------------------------------------------------------
        Total reportable
         segments               $ 17,812    $ 17,812    $    742       4,100
        Current assets                                                 7,407
        Investments, goodwill
         and other assets                                              1,975
        ---------------------------------------------------------------------
        Consolidated
         total assets                                            $    13,482
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    (i) EBIT represents operating income before interest income or expense.

    14. SUBSEQUENT EVENTS

        Subject to approval by the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"), our Board of Directors approved the purchase for cancellation and/or for purposes of our long-term retention (restricted stock) and restricted stock unit programs, up to 9,500,000 of the Company's Class A Subordinate Voting Shares, representing approximately 9.8% of its public float of Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The normal course issuer bid is expected to commence on or about November 12, 2007 and will terminate one year later. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX and the NYSE, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

    15. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.
    >>